Free Writing Prospectus pursuant to Rule 433 dated February 1, 2023

Registration Statement No. 333-253421

Autocallable Contingent Coupon S&P 500® Volatility Plus Daily Risk Control Index-Linked Notes due

OVERVIEW

If the closing level of the S&P 500® Volatility Plus Daily Risk Control Index on any observation date is less than 70% of the initial underlier level, you will not receive a coupon on the applicable payment date. The amount that you will be paid on your notes is based on the performance of the underlier. The notes will mature on the stated maturity date, unless automatically called on any observation date commencing in February 2024 to and including August 2025. Your notes will be automatically called if the closing level of the underlier on any such observation date is greater than or equal to the initial underlier level. If your notes are automatically called, you will receive a payment on the next payment date (the fifth business day after the relevant observation date) equal to the face amount of your notes plus a coupon (as described below).

The underlier is designed to provide leveraged exposure to the S&P 500® Index based on a dynamic volatility target, subject to a minimum exposure of 100% and a maximum exposure of 200%. Because the underlier is designed to provide leveraged exposure to the S&P 500® Index, the underlier will be more volatile than the S&P 500® Index and daily changes in the level of the S&P 500® Index will necessarily have a greater impact on the underlier than the S&P 500® Index, which does not contain a leverage component. As a result, there will be a greater risk you will not receive a given coupon and a greater risk you will receive less than the face amount of your notes at maturity, including the risk of losing all or a significant portion of your investment in the notes, as compared to notes linked to the S&P 500® Index, assuming all other terms remained the same. In addition, your notes may have a greater risk of being automatically called prior to the stated maturity date, as compared to otherwise comparable notes linked to an underlier that does not contain a leverage component. See “Additional Risk Factors Specific to Your Notes” on page PS-11 of the accompanying preliminary pricing supplement.

Observation dates are expected to be the 28th day of each February, May, August and November, commencing in May 2023 and ending in November 2025. If on any observation date the closing level of the underlier is greater than or equal to 70% of the initial underlier level, you will receive on the applicable payment date a coupon for each $1,000 face amount of your notes equal to (i) the product of $23.125 (2.3125% quarterly, or the potential for up to at least 9.25% per annum) (set on the trade date) times the number of observation dates that have occurred up to and including the relevant observation date minus (ii) the sum of all coupons previously paid, if any.

The amount that you will be paid on your notes at maturity, if the notes have not been automatically called, in addition to the final coupon, if any, is based on the performance of the underlier. The underlier return is the percentage increase or decrease in the closing level of the underlier on the determination date from the initial underlier level.

You should read the accompanying preliminary pricing supplement dated January 31, 2023, which we refer to herein as the accompanying preliminary pricing supplement, to better understand the terms and risks of your investment, including the credit risk of GS Finance Corp. and The Goldman Sachs Group, Inc.

KEY TERMS
CUSIP/ISIN:	40057PLN0 / US40057PLN05
Company (Issuer):	GS Finance Corp.
Guarantor:	The Goldman Sachs Group, Inc.
Underlier:	the S&P 500® Volatility Plus Daily Risk Control Index (current Bloomberg symbol: “SPXVPRCU Index”)
Trade date:	expected to be February 28, 2023
Settlement date:	expected to be March 3, 2023
Determination date:	the last coupon observation date, expected to be November 28, 2025
Stated maturity date:	expected to be December 5, 2025
Payment amount at maturity (for each $1,000 face amount of your notes):

•if the underlier return is greater than or equal to -30% (the final underlier level is greater than or equal to 70% of the initial underlier level), $1,000 plus a coupon calculated as described above; or

•if the underlier return is less than -30% (the final underlier level is less than 70% of the initial underlier level), the sum of (i) $1,000 plus (ii) the product of (a) the underlier return times (b) $1,000

Company’s redemption right (automatic call feature):

if a redemption event occurs, then the outstanding face amount will be automatically redeemed in whole and the company will pay, in addition to the coupon then due, an amount in cash on the following call payment date, for each $1,000 of the outstanding face amount, equal to $1,000

Redemption event:	a redemption event will occur if, as measured on any call observation date, the closing level of the underlier is greater than or equal to the initial underlier level
Initial underlier level:	to be determined on the trade date
Final underlier level:	the closing level of the underlier on the determination date
Underlier return:	the quotient of (i) the final underlier level minus the initial underlier level divided by (ii) the initial underlier level, expressed as a percentage
Coupon (for each $1,000 face amount of your notes):

•if the closing level of the underlier on the related coupon observation date is greater than or equal to the coupon trigger level, (i) the product of $23.125 (2.3125% quarterly, or the potential for up to at least 9.25% per annum) times the number of coupon observation dates that have occurred up to and including the relevant coupon observation date minus (ii) the sum of all coupons previously paid, if any; or

•if the closing level of the underlier on the related coupon observation date is less than the coupon trigger level, $0

Coupon trigger level:	70% of the initial underlier level
Call observation dates:	expected to be each coupon observation date commencing in February 2024 and ending in August 2025
Call payment dates:	expected to be the fifth business day after each call observation date
Coupon observation dates:	expected to be the 28th day of each February, May, August and November, commencing in May 2023 and ending in November 2025
Coupon payment dates:	expected to be the fifth business day after each coupon observation date (except that the final coupon payment date will be the stated maturity date)
Estimated value range:	$925 to $955 (which is less than the original issue price; see accompanying preliminary pricing supplement)

This document does not provide all of the information that an investor should consider prior to making an investment decision. You should not invest in the notes without reading the accompanying preliminary pricing supplement and related documents for a more detailed description of the underlier, the terms of the notes and certain risks.

HYPOTHETICAL COUPON PAYMENTS

The examples below show the hypothetical performance of the underlier as well as the hypothetical coupons, if any, that we would pay on each coupon payment date with respect to each $1,000 face amount of the notes if the hypothetical closing level of the underlier on the applicable coupon observation date was the percentage of the initial underlier level shown.

Scenario 1

Hypothetical Coupon Observation Date	Hypothetical Closing Level of the Underlier (as Percentage of Initial Underlier Level)	Hypothetical Coupon
First	50%	$0
Second	85%	$46.25
Third	45%	$0
Fourth	35%	$0
Fifth	50%	$0
Sixth	80%	$92.5
Seventh	50%	$0
Eighth	40%	$0
Ninth	25%	$0
Tenth	30%	$0
Eleventh	45%	$0
	Total Hypothetical Coupons	$138.75

In Scenario 1, the hypothetical closing level of the underlier increases and decreases by varying amounts on each hypothetical coupon observation date.  Because the hypothetical closing level of the underlier on the second and sixth hypothetical coupon observation dates is greater than or equal to the coupon trigger level, the total of the hypothetical coupons in Scenario 1 is $138.75.  Because the hypothetical closing level of the underlier on all other hypothetical coupon observation dates is less than the coupon trigger level, no further coupons will be paid, including at maturity.

Scenario 2

Hypothetical Coupon Observation Date	Hypothetical Closing Level of the Underlier (as Percentage of Initial Underlier Level)	Hypothetical Coupon
First	30%	$0
Second	20%	$0
Third	25%	$0
Fourth	50%	$0
Fifth	45%	$0
Sixth	50%	$0
Seventh	40%	$0
Eighth	50%	$0
Ninth	25%	$0
Tenth	45%	$0
Eleventh	45%	$0
	Total Hypothetical Coupons	$0

In Scenario 2, the hypothetical closing level of the underlier increases and decreases by varying amounts on each hypothetical coupon observation date.  Because in each case the hypothetical closing level of the underlier on the related coupon observation date is less than the coupon trigger level, you will not receive a coupon payment on the applicable hypothetical coupon payment date. Since this occurs on every hypothetical coupon observation date, the overall return you earn on your notes will be less than zero.  Therefore, the total of the hypothetical coupons in Scenario 2 is $0.

Scenario 3

Hypothetical Coupon Observation Date	Hypothetical Closing Level of the Underlier (as Percentage of Initial Underlier Level)	Hypothetical Coupon
First	40%	$0
Second	20%	$0
Third	25%	$0
Fourth	120%	$92.5
	Total Hypothetical Coupons	$92.5

In Scenario 3, the hypothetical closing level of the underlier is less than the coupon trigger level on the first three hypothetical coupon observation dates, but increases to a level that is greater than the initial underlier level on the fourth hypothetical coupon observation date. Because the hypothetical closing level of the underlier is greater than or equal to the initial underlier level on the fourth hypothetical coupon observation date (which is also the first hypothetical call observation date), your notes will be automatically called.  Therefore, on the corresponding hypothetical call payment date, in addition to the hypothetical coupon of $92.5, you will receive an amount in cash equal to $1,000 for each $1,000 face amount of your notes.

This document does not provide all of the information that an investor should consider prior to making an investment decision. You should not invest in the notes without reading the accompanying preliminary pricing supplement and related documents for a more detailed description of the underlier, the terms of the notes and certain risks.

HYPOTHETICAL PAYMENT AT MATURITY
The Notes Have Not Been Redeemed
Hypothetical Final Underlier Level (as a % of the Initial Underlier Level)	Hypothetical Payment Amount at Maturity (as a % of Face Amount)
175.000%	100.000%*
150.000%	100.000%*
125.000%	100.000%*
100.000%	100.000%*
90.000%	100.000%*
80.000%	100.000%*
70.000%	100.000%*
69.999%	69.999%
50.000%	50.000%
25.000%	25.000%
0.000%	0.000%

* Does not include the final coupon

About Your Notes

GS Finance Corp. and The Goldman Sachs Group, Inc. have filed a registration statement (including a prospectus, as supplemented by the prospectus supplement, underlier supplement no. 31, January 2023 S&P 500® Volatility Plus Daily Risk Control Index supplement, general terms supplement no. 2,913 and preliminary pricing supplement listed below) with the Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus, prospectus supplement, underlier supplement no. 31, January 2023 S&P 500® Volatility Plus Daily Risk Control Index supplement, general terms supplement no. 2,913 and preliminary pricing supplement, and any other documents relating to this offering that GS Finance Corp. and The Goldman Sachs Group, Inc. have filed with the SEC for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC web site at sec.gov. Alternatively, we will arrange to send you the prospectus, prospectus supplement, underlier supplement no. 31, January 2023 S&P 500® Volatility Plus Daily Risk Control Index supplement, general terms supplement no. 2,913 and preliminary pricing supplement if you so request by calling (212) 357-4612.

The notes are part of the Medium-Term Notes, Series F program of GS Finance Corp. and are fully and unconditionally guaranteed by The Goldman Sachs Group, Inc. This document should be read in conjunction with the following:

•	Preliminary pricing supplement dated January 31, 2023
•	General terms supplement no. 2,913 dated June 17, 2021
•	January 2023 S&P 500® Volatility Plus Daily Risk Control Index supplement dated January 24, 2023
•	Underlier supplement no. 31 dated January 24, 2023
•	Prospectus supplement dated March 22, 2021
•	Prospectus dated March 22, 2021

This document does not provide all of the information that an investor should consider prior to making an investment decision. You should not invest in the notes without reading the accompanying preliminary pricing supplement and related documents for a more detailed description of the underlier, the terms of the notes and certain risks.

RISK FACTORS

An investment in the notes is subject to risks. Many of the risks are described in the accompanying preliminary pricing supplement, accompanying general terms supplement no. 2,913, accompanying underlier supplement no. 31, accompanying prospectus supplement and accompanying prospectus. Below we have provided a list of certain risk factors discussed in such documents. In addition to the below, you should read in full “Additional Risk Factors Specific to Your Notes” in the accompanying preliminary pricing supplement, “Additional Risk Factors Specific to the Notes” in the accompanying general terms supplement no. 2,913, “Additional Risk Factors Specific to the Securities” in the accompanying underlier supplement no. 31, as well as the risks and considerations described in the accompanying prospectus supplement and accompanying prospectus.

The following risk factors are discussed in greater detail in the accompanying preliminary pricing supplement:

Risks Related to Structure, Valuation and Secondary Market Sales

▪

The Estimated Value of Your Notes At the Time the Terms of Your Notes Are Set On the Trade Date (as Determined By Reference to Pricing Models Used By GS&Co.) Is Less Than the Original Issue Price Of Your Notes

▪	The Notes Are Subject to the Credit Risk of the Issuer and the Guarantor
▪	You May Lose Your Entire Investment in the Notes
▪	The Return on Your Notes May Change Significantly Despite Only a Small Change in the Level of the Underlier
▪	You May Not Receive a Coupon on Any Coupon Payment Date
▪	Your Notes Are Subject to Automatic Redemption
▪	The Coupon Does Not Reflect the Actual Performance of the Underlier from the Trade Date to Any Coupon Observation Date or from Coupon Observation Date to Coupon Observation Date
▪	The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors
▪

If You Purchase Your Notes at a Premium to Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Face Amount and the Impact of Certain Key Terms of the Notes Will Be Negatively Affected

▪	You Have No Shareholder Rights or Rights to Receive Any Underlier Stock
▪	We May Sell an Additional Aggregate Face Amount of the Notes at a Different Issue Price

Additional Risks Related to the Underlier

▪	Notwithstanding That the Title of the Underlier Includes the Phrase “Risk Control,” the Underlier May Decrease Significantly More or Increase Significantly Less Than the S&P 500® Index
▪	There Is No Assurance that Calculating Realized Volatility as the Average of Short-Term Volatility and Long-Term Volatility Is the Best Way to Measure Realized Volatility
▪	The Underlier Will Not Reflect the Most Current Volatility of the S&P 500® Index
▪	The Relative Performance of the Underlier As Compared to the S&P 500® Index Cannot Be Predicted
▪

The Underlier is Subject to Risks Associated With Leveraged Exposure and There Is a Greater Risk You Will Not Receive a Coupon and a Greater Risk You Will Receive Less than the Face Amount of Your Notes Relative to Notes Linked to the S&P 500® Index, Assuming All Other Terms Remain the Same

▪	There Is No Guarantee that the Underlier Will Achieve the Volatility Target
▪	The Underlier Will Have Leveraged Exposure to the S&P 500® Index in Falling Stock Markets
▪	The Underlier Has a Limited Operating History
▪

If the Closing Level of the Underlier Becomes Zero or Negative, the Closing Level of the Underlier Will Remain Zero, Which Would Adversely Impact the Amount Payable on Your Notes and You Will Lose Your Entire Investment in the Notes

▪	Under Certain Circumstances, Your Notes May Have a Higher Risk of Automatic Redemption Than Notes Linked to the S&P 500® Index

Risks Related to Tax

▪	The Tax Consequences of an Investment in Your Notes Are Uncertain
▪

Foreign Account Tax Compliance Act (FATCA) Withholding May Apply to Payments on Your Notes, Including as a Result of the Failure of the Bank or Broker Through Which You Hold the Notes to Provide Information to Tax Authorities

The following risk factors are discussed in greater detail in the accompanying general terms supplement no. 2,913:

Risks Related to Structure, Valuation and Secondary Market Sales

▪	If the Value of an Underlier Changes, the Market Value of Your Notes May Not Change in the Same Manner
▪	The Return on Your Notes Will Not Reflect Any Dividends Paid on Any Underlier, or Any Underlier Stock, as Applicable
▪	Past Performance is No Guide to Future Performance
▪	Your Notes May Not Have an Active Trading Market
▪	The Calculation Agent Will Have the Authority to Make Determinations That Could Affect the Market Value of Your Notes, When Your Notes Mature and the Amount, If Any, Payable on Your Notes

This document does not provide all of the information that an investor should consider prior to making an investment decision. You should not invest in the notes without reading the accompanying preliminary pricing supplement and related documents for a more detailed description of the underlier, the terms of the notes and certain risks.

▪	The Calculation Agent Can Postpone the Determination Date, Averaging Date, Call Observation Date or Coupon Observation Date If a Market Disruption Event or Non-Trading Day Occurs or Is Continuing

Risks Related to Conflicts of Interest

▪	Other Investors in the Notes May Not Have the Same Interests as You
▪

Hedging Activities by Goldman Sachs or Our Distributors May Negatively Impact Investors in the Notes and Cause Our Interests and Those of Our Clients and Counterparties to be Contrary to Those of Investors in the Notes

▪	Goldman Sachs’ Trading and Investment Activities for its Own Account or for its Clients Could Negatively Impact Investors in the Notes
▪	Goldman Sachs’ Market-Making Activities Could Negatively Impact Investors in the Notes
▪

You Should Expect That Goldman Sachs Personnel Will Take Research Positions, or Otherwise Make Recommendations, Provide Investment Advice or Market Color or Encourage Trading Strategies That Might Negatively Impact Investors in the Notes

▪

Goldman Sachs Regularly Provides Services to, or Otherwise Has Business Relationships with, a Broad Client Base, Which May Include the Sponsors of the Underlier or Underliers or Constituent Indices, As Applicable, the Investment Advisors of the Underlier or Underliers, As Applicable, or the Issuers of the Underlier or the Underlier Stocks or Other Entities That Are Involved in the Transaction

▪	The Offering of the Notes May Reduce an Existing Exposure of Goldman Sachs or Facilitate a Transaction or Position That Serves the Objectives of Goldman Sachs or Other Parties

Risks Related to Tax

▪	Certain Considerations for Insurance Companies and Employee Benefit Plans

The following risk factor is discussed in greater detail in the accompanying underlier supplement no. 31:

Risks Relating to Securities Linked to Underliers

▪

The Policies of an Underlier Sponsor, if Applicable, and Changes that Affect an Underlier to Which Your Securities are Linked, or the Constituent Indices or Underlier Stocks Comprising Such Underlier, Could Affect the Amount Payable on Your Securities and Their Market Value

▪

Except to the Extent The Goldman Sachs Group, Inc. Is One of the Companies Whose Common Stock Comprises an Underlier, and Except to the Extent That We or Our Affiliates May Currently or in the Future Own Securities of, or Engage in Business With, the Applicable Underlier Sponsor or the Underlier Stock Issuers, There Is No Affiliation Between the Underlier Stock Issuers or Any Underlier Sponsor and Us

The following risk factors are discussed in greater detail in the accompanying prospectus supplement:

▪	The Return on Indexed Notes May Be Below the Return on Similar Securities
▪	The Issuer of a Security or Currency That Serves as an Index Could Take Actions That May Adversely Affect an Indexed Note
▪	An Indexed Note May Be Linked to a Volatile Index, Which May Adversely Affect Your Investment
▪	An Index to Which a Note Is Linked Could Be Changed or Become Unavailable
▪	We May Engage in Hedging Activities that Could Adversely Affect an Indexed Note
▪	Information About an Index or Indices May Not Be Indicative of Future Performance
▪	We May Have Conflicts of Interest Regarding an Indexed Note

The following risk factors are discussed in greater detail in the accompanying prospectus:

Risks Relating to Regulatory Resolution Strategies and Long-Term Debt Requirements

▪	The application of regulatory resolution strategies could increase the risk of loss for holders of our securities in the event of the resolution of Group Inc.
▪	The application of Group Inc.’s proposed resolution strategy could result in greater losses for Group Inc.’s security holder

For details about the license agreement between the underlier sponsor and the issuer, see “The Underliers ─ S&P 500® Volatility Plus Daily Risk Control Index” on page S-117 of the accompanying underlier supplement no. 31.

This document does not provide all of the information that an investor should consider prior to making an investment decision. You should not invest in the notes without reading the accompanying preliminary pricing supplement and related documents for a more detailed description of the underlier, the terms of the notes and certain risks.